SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

17 June 2003

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc (Registrant)

Dated: 17 June 2003	By:	/s/ J C Hance Name: J C Hance Title: Group Finance Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Royal & SunAlliance announces the sale of its Puerto Rican Operations to Cooperativa de Seguros Multiples de Puerto Rico – release dated 9 June 2003

99.2	Royal & SunAlliance Sells RSUI to Alleghany Insurance – release dated 9 June 2003

99.3	Royal & SunAlliance – Notice of Interim Results – release dated 12 June 2003